

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com


10015988

SUPPL

July 2, 2010


SEC MAIL
RECEIVED
PROCESSING
JUL 12 2010
SECTION
193

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: CI Fund Management

Re: ~~CI Financial Corp. (the~~ "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

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dlw 7/14



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for May

TORONTO (June 1, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $1.1 billion and net sales of $265 million for the month of May. Assets under management at May 31, 2010 were $66.0 billion.

Net sales consisted of $260 million in net sales of long-term funds and $5 million in money market funds. For the year-to-date, CI had gross retail sales of $4.7 billion and net sales of $998 million.

Total fee-earning assets at May 31, 2010 were $87.5 billion, down 3.6% during the month. Assets under management consisted of retail investment funds at CI Investments Inc. of $62.6 billion and institutional assets of $3.4 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $20.9 billion, and other fee-earning assets of $638 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. May 31, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$995	$735	$260
Short-term funds	$71	$66	$5
TOTAL RETAIL FUNDS	$1,066	$801	$265

FEE-EARNING ASSETS	Apr. 30/10 (millions)	May 31/10 (millions)	% Change
Retail assets under management	$64,825	$62,633	-3.4%
Institutional managed assets	3,721	3,352	-9.9%
TOTAL assets under management	$68,546	$65,985	-3.7%
Assante assets under administration*	21,578	20,864	-3.3%
CI other fee-earning assets	666	638	-4.2%
TOTAL FEE-EARNING ASSETS	$90,790	$87,487	-3.6%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Apr. 30/10 (millions)	May 31/10 (millions)	% Change
Monthly average retail assets	$64,978	$63,083	-2.9%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Mar. 31/10 (millions)	May 31/10 (millions)	% Change
Quarterly average retail assets	$62,849	$64,015	1.9%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$63,320	14.2%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	289,082,952	Debt Outstanding	$665
QTD weighted avg. shares	289,639,460	Cash and marketable securities	(37)
Yield at $18.48	4.2%	Net debt outstanding	$628
In-the-money options	4,797,809		
Percentage of all options	69%	Terminal redemption value of funds	$802
All options % of shares	2.4%	Quarter-to-date equity-based compensation**	($7)

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($21.50) to May 31, 2010 ($18.48).

ESTIMATED GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	24%	Other	3%
Europe	9%	Cash	9%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending June 30, 2010

Toronto, June 4, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending June 30, 2010 of $0.04167 per Priority Equity Share payable on June 30, 2010 to unitholders of record as at June 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Investments announces proposed fund mergers

TORONTO (June 11, 2010) – CI Investments Inc. ("CI"), the manager of United Financial's Artisan Portfolios and Institutional Managed Portfolios, announced today its intention to merge these investment products into similar solutions managed by CI Investments.

Under the proposal, Artisan Portfolios will be merged into Portfolio Series and Institutional Managed Portfolios into Portfolio Select Series, as described below:

Merger of Artisan Portfolios with Portfolio Series

Terminating fund	**Continuing fund**
Artisan Most Conservative Portfolio	Portfolio Series Conservative Fund
Artisan Conservative Portfolio	Portfolio Series Conservative Balanced Fund
Artisan Moderate Portfolio	Portfolio Series Balanced Fund
Artisan Growth Portfolio	Portfolio Series Balanced Growth Fund
Artisan High Growth Portfolio	Portfolio Series Growth Fund
Artisan Maximum Growth Portfolio	Portfolio Series Maximum Growth Fund
Artisan Canadian T-Bill Portfolio	CI Money Market Fund
Artisan New Economy Portfolio	Portfolio Series Maximum Growth Fund

Merger of Institutional Managed Portfolios with Portfolio Select Series

Terminating fund	**Continuing fund**
Institutional Managed Income Pool	Select Income Advantage Managed Corporate Class
Institutional Managed Canadian Equity Pool	Select Canadian Equity Managed Corporate Class
Institutional Managed US Equity Pool	Select US Equity Managed Corporate Class
Institutional Managed International Equity Pool	Select International Equity Managed Corporate Class

"The mergers will streamline and simplify our lineup while putting investors into funds that offer enhanced tax efficiency through CI's Corporate Class structure," said Derek J. Green, President and Chief Executive Officer of CI Investments. "Our clients' overall market exposure will continue to be consistent with their individual preferences."

In each merger, the assets of the terminating fund will be sold in return for units or shares (as applicable) of the respective continuing CI funds. Each investor will receive their proportionate number of units or shares of the equivalent market value in the continuing CI funds.

Mergers within Portfolio Select Series

In addition, CI is proposing two mergers within the Portfolio Select Series program. Select Income Managed Corporate Class and Select 100i Managed Portfolio Corporate Class will be merged into a new

fund, Select Income Advantage Managed Corporate Class. This fund's portfolio will be managed primarily by Signature Global Advisors, the award-winning team that currently manages the portfolio of Select Income Managed Corporate Class, and by Trilogy Global Advisors, LLC. Trilogy will focus on global government bonds.

Each merger is subject to the approval of securityholders of the terminating funds. Approval of regulators, and of the CI Board of Governors, which acts as the Independent Review Committee for the United and CI funds, is also required. Meetings to obtain investor approval will be held in Toronto on August 12, 2010. CI expects to mail meeting materials to investors before July 21, 2010. Subject to obtaining all approvals, the mergers will take effect after the close of business on or about August 13, 2010.

Under the United Financial brand name, CI provides a number of investment solutions that are distributed through advisors with Assante Wealth Management.

CI Investments Inc. is one of Canada's largest investment management companies. It offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is a subsidiary of CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $87.5 billion in fee-earning assets as of May 31, 2010.

-30-

For further information:
Murray Oxby
Director, Communications
(416) 681-3254

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 18, 2010 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending June 30, 2010 of $0.20 per unit payable on July 15, 2010 to unitholders of record as at June 30, 2010.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, June 18, 2010 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending June 30, 2010 of $0.375 per unit payable on July 15, 2010 to unitholders of record as at June 30, 2010.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending June 30, 2010

Toronto, June 18, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending June 30, 2010 payable on July 15, 2010 to unitholders of record as at June 30, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374